                                                                                                                                          Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 1-00496

Message from Jim O’Brien, Ashland Chairman and CEO

July 31, 2008

To the Hercules team throughout the Asia Pacific region,

It is just a few weeks since we made the announcement about joining our two great companies together and I wanted to let you know how very excited I am about the proposed merger of Ashland and Hercules. I realize this may be a somewhat uncertain time for you, which is completely understandable, and I would like to try to put your mind at ease.

The Hercules team and businesses throughout the Asia Pacific region are extremely important to the long-term success of our combined companies. Whether your function is in sales, manufacturing, technology, or within the support groups, your role is needed and essential to our future growth.

With the combination of our two organizations, we are creating one of the top companies in the world and we will have a very significant presence in the Asia Pacific market … and that is very important to our strategic future. Within Ashland, we have focused on growth outside of North America and I am committed to expanding further beyond the growth we have today.

Together our two companies will have strength and opportunity beyond what either has individually today. That applies to our businesses and also to our employees.  I envision that each of our global employees will have more, not less, opportunity to grow in his or her career.

This is truly an exciting moment for everyone in Ashland and Hercules. Each of us comes from various backgrounds and cultures, which means everyone brings his or her unique talents and passions to contribute in a meaningful way to our combined success.

           I look forward to welcoming all of Ashland and Hercules employees to the world of opportunity that lies ahead.

All the Best,

James J. O'Brien

ADDITIONAL INFORMATION
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus.  Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151.  Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.